UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
March 23, 2012
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG
(Registrant)

Date: March 23, 2012

By:
/s/ Tobias Guldimann
Tobias Guldimann
Chief Risk Officer

By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer

CREDIT SUISSE

Basel II
Pillar 3 – disclosures
2011

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

In various tables, use of “–” indicates not meaningful or not applicable.

List of abbreviations
1. Introduction
2. Capital
3. Risk exposure and assessment
4. Credit risk
5. Securitization risk in the banking book
6. Market risk
7. Operational risk
8. Equity securities in the banking book
9. Interest rate risk in the banking book

List of abbreviations

A

ABS	Asset-backed securities

A-IRB	Advanced Internal Ratings-Based Approach

AMA	Advanced Measurement Approach

B

BCBS	Basel Committee on Banking Supervision

BIS	Bank for International Settlements

C

CCF	Credit Conversion Factor

CDO	Collateralized Debt Obligation

CDS	Credit Default Swap

CLO	Collateralized Loan Obligation

CMBS	Commercial mortgage-backed securities

CRM	Credit Risk Management

D

DLE	Derivative Loan Equivalent

E

EAD	Exposure at Default

F

FINMA	Swiss Financial Market Supervisory Authority FINMA

I

IAA	Internal Assessment Approach

IMA	Internal Models Approach

IRB	Internal Ratings-Based Approach

IRC	Incremental Risk Capital Charge

L

LGD	Loss Given Default

M

MDB	Multilateral Development Banks

N

NTD	Nth-to-default

O

OTC	Over-the-counter

P

PD	Probability of Default

R

RAR	Risk Analytics & Reporting

RBA	Ratings-Based Approach

RMBS	Residential mortgage-backed securities

RPSC	Risk Processes and Standards Committee

S

SA	Standardized Approach

SFA	Supervisory Formula Approach

SMM	Standardized Measurement Method

SPE	Special purpose entity

SRW	Supervisory Risk Weights Approach

U

US GAAP	Accounting principles generally accepted in the US

V

VaR	Value-at-Risk

1. Introduction
The purpose of this Pillar 3 report is to provide updated information as of December 31, 2011 on our implementation of the Basel II framework and risk assessment processes in accordance with the Pillar 3 requirements. This document should be read in conjunction with the Credit Suisse Annual Report 2011, which include important information on regulatory capital and risk management (specific references have been made herein to this document). Since January 1, 2008, Credit Suisse has operated under the international capital adequacy standards set forth by the Basel Committee on Banking Supervision (BCBS), known as Basel II, as implemented by the Swiss Financial Market Supervisory Authority (FINMA).

In addition to Pillar 3 disclosures we disclose the way we manage our risks for internal management purposes in the Annual Report.
> Refer to “Risk management” (pages 110 to 134) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2011 for further information regarding the way we manage risk.

> Refer to “Economic capital and position risk” (pages 114 to 117) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2011 for further information on economic capital, our Group-wide risk management tool.

Certain reclassifications have been made to prior periods to conform to the current period’s presentation.
The Pillar 3 report is produced and published semi-annually, in accordance with FINMA requirements.
This report was verified and approved internally in line with our Basel II Pillar 3 disclosure policy. The Pillar 3 report has not been audited by the Group’s external auditors. However, it also includes information that is contained within the audited consolidated financial statements as reported in the Credit Suisse Annual Report 2011.

Scope of application
The highest consolidated entity in the Group to which Basel II applies is Credit Suisse Group.
> Refer to “Regulation and supervision” (pages 27 to 36) in I – Information on the company and to “Treasury management” (pages 105 to 107) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2011 for further information on regulation.

Principles of consolidation
For financial reporting purposes, our consolidation principles comply with accounting principles generally accepted in the US (US GAAP). For capital adequacy reporting purposes, however, entities that are not active in banking and finance are not subject to consolidation (i.e. insurance, real estate and commercial companies). These investments, which are not material to the Group, are treated in accordance with the regulatory rules and are either subject to a risk-weighted capital requirement or a deduction from regulatory capital. FINMA has advised the Group that it may continue to include equity from special purpose entities that are deconsolidated under US GAAP as tier 1 capital. We have also received an exemption from FINMA not to consolidate private equity fund type vehicles.

> Refer to “Note 38 – Significant subsidiaries and equity method investments” (pages 341 to 343) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for a list of significant subsidiaries and associated entities of Credit Suisse.

Restrictions on transfer of funds or regulatory capital
We do not believe that legal or regulatory restrictions constitute a material limitation on the ability of our subsidiaries to pay dividends or our ability to transfer funds or regulatory capital within the Group.

> Refer to “Treasury management” (pages 90 to 109) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2011 for information on our liquidity, funding and capital management and dividends and dividend policy.

Capital deficiencies
The Group’s subsidiaries which are not included in the regulatory consolidation did not report any capital deficiencies in 2011.
Remuneration
The BCBS requires the national implementation of Pillar 3 disclosure requirements for remuneration no later than January 1, 2012. We implemented these disclosure requirements as of December 31, 2011.
> Refer to “Compensation” (pages 173 to 208) in IV – Corporate Governance and Compensation in the Credit Suisse Annual Report 2011 for further information on remuneration.
2. Capital
> Refer to “Treasury management” (pages 95 to 104) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2011 for information on our capital structure, eligible capital and shareholders’ equity and capital adequacy.

Regulatory capital is calculated and managed according to Basel regulations and used to determine BIS ratios and, according to the Swiss Capital Adequacy Ordinance, the FINMA capital requirement covering ratio. In January 2011, as required by FINMA, we implemented BCBS’s “Revisions to the Basel II market risk framework” (Basel II.5), for FINMA regulatory capital purposes. The BCBS required the implementation of Basel II.5 for BIS purposes no later than December 31, 2011. The main differences between the BIS and FINMA calculations are the multipliers used for certain risk classes and additional FINMA requirements for market risk. The main impact of the multipliers is related to credit non-counterparty-related risks, for which FINMA uses a multiplier of 3.0 whereas BIS uses a multiplier of 1.0. The additional FINMA requirements for market risk are requirements for stress-test-based risk-weighted assets for hedge funds.

BIS ratios compare eligible tier 1capital and total capital with BIS risk-weighted assets whereas the FINMA capital requirement covering ratio compares total capital with FINMA required capital.
Description of regulatory approaches
The Basel II framework provides a range of options for determining the capital requirements in order to allow banks and supervisors the ability to select approaches that are most appropriate. In general, Credit Suisse has adopted the Advanced Model Approaches, which align with the way that risk is internally managed and provide the greatest risk sensitivity. Basel II and Basel II.5 focuses on credit risk, market risk, operational risk, securitization risk in the banking book and equity and interest rate risk in the banking book. The regulatory approaches for each of these risk exposures and the related disclosures under Pillar 3 are set forth below.

Credit risk
Basel II permits banks a choice between two broad methodologies in calculating their capital requirements for credit risk, the internal ratings-based (IRB) approach or the standardized approach. Off-balance-sheet items are converted into credit exposure equivalents through the use of credit conversion factors (CCF).

The majority of our credit risk is with institutional counterparties (sovereigns, other institutions, banks and corporates) and arises from lending and trading activity in the Investment Banking and Private Banking divisions. The remaining credit risk is with retail counterparties and mostly arises in the Private Banking division from residential mortgage loans and other secured lending, including loans collateralized by securities.

Advanced internal ratings-based approach
Under the IRB approach, risk weights are determined by using internal risk parameters. We have received approval from FINMA to use, and have fully implemented, the advanced internal ratings-based (A-IRB) approach whereby we provide our own estimates for probability of default (PD), loss given default (LGD) and exposure at default (EAD). We use the A-IRB approach to determine our institutional credit risk and most of our retail credit risk.

PD parameters capture the risk of a counterparty defaulting over a one-year time horizon. PD estimates are based on time-weighted averages of historical default rates by rating grade, with low-default-portfolio estimation techniques applied for higher quality rating grades. Each PD reflects the internal rating for the relevant obligor.

LGD parameters consider seniority, collateral, counterparty industry and in certain cases fair value markdowns. LGD estimates are based on an empirical analysis of historical loss rates and are calibrated to reflect time and cost of recovery as well as economic downturn conditions. For much of the Private Banking loan portfolio, the LGD is primarily dependent upon the type and amount of collateral pledged. For other retail credit risk, predominantly loans secured by financial collateral, pool LGDs differentiate between standard and higher risks, as well as domestic and foreign transactions. The credit approval and collateral monitoring process are based on loan-to-value limits. For mortgages (residential or commercial), recovery rates are differentiated by type of property.

EAD is either derived from balance sheet values or by using models. EAD for a non-defaulted facility is an estimate of the gross exposure upon default of the obligor. Estimates are derived based on a CCF approach using default-weighted averages of historical realized conversion factors on defaulted loans by facility type. Estimates are calibrated to capture negative operating environment effects.

We have received approval from FINMA to use the internal model method for measuring counterparty risk for the majority of our derivative and secured financing exposures.
Risk weights are calculated using either the PD/LGD approach or the supervisory risk weights (SRW) approach for certain types of specialized lending.
Standardized approach
Under the standardized approach, risk weights are determined either according to credit ratings provided by recognized external credit assessment institutions or, for unrated exposures, by using the applicable regulatory risk weights. Less than 10% of our credit risk is determined using this approach.

Market risk
For calculating the capital requirements for market risk, the internal models approach (IMA), the standardized measurement method (SMM) and the standardized approach (SA) are used.
Internal models approach
We have received approval from FINMA, as well as from certain other regulators of our subsidiaries, to use our VaR model to calculate trading book market risk capital requirements under the IMA. We apply the IMA to the majority of the positions in our trading book. We continue to receive regulatory approval for ongoing enhancements to the VaR methodology, and the VaR model is subject to regular reviews by regulators and auditors.

The market risk IMA framework has been extended to include an incremental risk capital charge (IRC) and stressed VaR, to meet the Basel II.5 market risk framework. The IRC is a regulatory capital charge for default and migration risk on positions in the trading books and intended to complement additional standards being applied to the VaR modelling framework, including stressed VaR. Stressed VaR replicates a VaR calculation on the Group’s current portfolio taking into account a one-year observation period relating to significant financial stress and helps reducing the pro-cyclicality of the minimum capital requirements for market risk.

The IRC model is required to measure the aggregate risk from the exposure to default and migration risk from positions in our trading book. The positions that contribute to IRC are bond positions where we are exposed to profit or loss on default or rating migration of the bond issuer, credit defaults swaps (CDS) positions were we are exposed to credit events affecting the reference entity, and, to a lesser extent, derivatives that reference bonds and CDSs such as bond options and CDS swaptions. Equity positions are typically not included in IRC, but some exceptions exist, such as convertible instruments. Positions excluded from IRC include securitization position and credit correlation products (such as synthetic CDOs, and nth-to-default (NTD) trades).

The IRC model assesses risk at 99.9% confidence over a one year time horizon assuming that positions are sold and replaced one or more times. At the same time upon replacement, the model considers credit quality of the old position and assesses the effect of declining or upgrading of credit quality which may lead to changes in the overall assessment of IRC.

The level of capital assigned by the IRC model to a position in the trading book depends on its liquidity horizon which represents time required to sell the positions or hedge all material risk covered by the IRC model in a stressed market. The absolute liquidity horizons are imposed by Basel II guidelines. In general, positions with shorter assigned liquidity horizons will contribute less to overall IRC.

The IRC model and liquidity horizon methodology have been validated in accordance with the firms validation umbrella policy and IRC sub-policy, with focus on the modelling framework, use of data, benchmarking and documentation.

Standardized measurement method
We use the SMM which is based on the ratings-based approach (RBA) and the supervisory formula approach (SFA) for securitization purposes (see also Securitization risk in the banking book) and the standardized approach for NTD trades.

Standardized approach
We use the standardized approach to determine our market risk for a small population of positions which represent an immaterial proportion of our overall market risk exposure.
Operational risk
We have received approval from FINMA to use the advanced measurement approach (AMA) for measuring operational risk. The economic capital/AMA methodology is based upon the identification of a number of key risk scenarios that describe the major operational risks that we face. Groups of senior staff review each scenario and discuss the likelihood of occurrence and the potential severity of loss. Internal and external loss data, along with certain business environment and internal control factors, such as self-assessment results and key risk indicators, are considered as part of this process. Based on the output from these meetings, we enter the scenario parameters into an operational risk model that generates a loss distribution from which the level of capital required to cover operational risk is determined. Insurance mitigation is included in the capital assessment where appropriate, by considering the level of insurance coverage for each scenario and incorporating haircuts as appropriate.

Securitization risk in the banking book
For securitizations, the regulatory capital requirements are calculated using IRB approaches: the RBA and the SFA, applied in accordance with the prescribed hierarchy of approaches in the Basel regulations. External ratings used in regulatory capital calculations for securitization risk exposures in the banking book are obtained from Fitch, Moody’s, Standard & Poor’s or Dominion Bond Rating Service.

Other risks
For equity type securities in the banking book, risk weights are determined using the IRB Simple approach based on the equity sub-asset type (qualifying private equity, listed equity and all other equity positions).

Regulatory fixed risk weights are applied to settlement and non-counterparty-related exposures. Settlement exposures arise from unsettled or failed transactions where cash or securities are delivered without a corresponding receipt. Non-counterparty-related exposures arise from holdings of premises and equipment, real estate and investments in real estate entities.

For other items, we received approval from FINMA to apply a simplified Institute Specific Direct Risk Weight approach to immaterial portfolios.

Risk-weighted assets

	Basel II.5				Basel II

	2011			[1]	2010

end of	Ad- vanced	Stan- dardized	Total		Ad- vanced	Stan- dardized	Total

Risk-weighted assets (CHF million)

Sovereigns	4,907	61	4,968		5,495	–	5,495

Other institutions	1,509	114	1,623		1,443	–	1,443

Banks	19,717	347	20,064		20,268	74	20,342

Corporates	82,108	155	82,263		87,987	–	87,987

Residential mortgage	11,193	–	11,193		11,665	–	11,665

Qualifying revolving retail	289	–	289		319	–	319

Other retail	9,307	8	9,315		7,545	300	7,845

Other exposures	–	8,054	8,054		–	5,031	5,031

Credit risk [2]	129,030	8,739	137,769		134,722	5,405	140,127

Market risk [3]	39,459	1,150	40,609		17,647	1,277	18,924

Operational risk	36,088	–	36,088		33,662	–	33,662

Equity type securities in the banking book	11,673	–	11,673		12,471	–	12,471

Securitization risk in the banking book	5,752	62	5,814		3,585	–	3,585

Settlement risk	–	397	397		–	922	922

Non-counterparty-related risk	–	7,819	7,819		–	7,380	7,380

Other items	–	1,584	1,584		–	1,631	1,631

Total risk-weighted assets [4]	222,002	19,751	241,753		202,087	16,615	218,702

Other multipliers [5]	713	16,676	17,389		788	15,542	16,330

VaR hedge fund add-on 6	1,424	–	1,424		2,436	–	2,436

Total FINMA risk-weighted assets [4]	224,139	36,427	260,566		205,311	32,157	237,468

1 For BIS reporting purposes, Basel II.5 was effective as of December 31, 2011. 2 For a description of the asset classes refer to section 4 - Credit risk. 3 Impact reflects the additional risk-weighted assets, as specified by the BCBS and outlined in the "Revisions to the Basel II market risk framework" (Basel II.5). 4 Incremental Basel II.5 impact is only reflected in the 2011 numbers prospectively. Inclusion of Basel II.5 resulted in an increase in risk-weighted assets, which otherwise would have decreased over the period. Prior year numbers have not been restated and reflect Basel II. 5 Primarily related to credit non-counterparty-related risk. 6 The VaR hedge fund capital add-on is stress-test-based and was introduced by the FINMA in 2008 for hedge fund exposures in the trading book. This capital add-on is required for the FINMA calculation in addition to the VaR-based market risk capital charge already included in BIS capital. For further information, refer to section 6 – Market risk.

BIS and FINMA statistics

	Group			Bank

end of	2011 Basel II.5	[1]	2010 Basel II	2011 Basel II.5	[1]	2010 Basel II

BIS statistics

Core tier 1 capital (CHF million)	25,956		26,627	22,571		24,721

Tier 1 capital (CHF million) [2]	36,844		37,725	33,459		35,310

Total eligible capital (CHF million)	48,654		47,799	46,628		47,569

Core tier 1 ratio (%)	10.7		12.3	9.8		12.0

Tier 1 ratio (%)	15.2		17.2	14.5		17.1

Total capital ratio (%)	20.1		21.9	20.2		23.1

FINMA statistics

FINMA required capital (CHF million) [3]	20,845		18,997	19,813		17,856

Capital requirement covering ratio (%) [2]	233.4		251.6	235.3		266.4

1 For BIS reporting purposes, Basel II.5 was effective as of December 31, 2011. 2 Tier 1 capital for 2011 includes the impact of additional Basel II.5 capital deductions of CHF 1,185 million. 3 Calculated as 8% of total risk-weighted assets.

3. Risk exposure and assessment
The Group is exposed to several key banking risks such as credit risk (refer to section 4 – Credit risk), market risk (refer to section 6 – Market risk), operational risk (refer to section 7 – Operational risk), equity risk in the banking book (refer to section 8 – Equity securities in the banking book) and interest rate risk in the banking book (refer to section 9 – Interest rate risk in the banking book.

> Refer to “Risk management” (pages 110 to 114) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2011 for information on risk management oversight including risk governance, risk organization, risk types and risk appetite and risk limits.

4. Credit risk
General
> Refer to “Credit risk” (pages 123 to 133) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2011 for information on our credit risk management approach, ratings and risk mitigation and impaired exposures and allowances.

For regulatory purposes, we categorize our exposures into broad classes of assets with different underlying risk characteristics including type of counterparty, size of exposure and type of collateral. The asset class categorization is driven by Basel II regulatory rules. The credit asset classes under Basel II are set forth below and are grouped as either institutional or retail.

Institutional credit risk
– Sovereigns: exposures to central governments, central banks, BIS, the International Monetary Fund, the European Central Bank and eligible Multilateral Development Banks (MDB).
– Other institutions: exposures to public bodies with the right to raise taxes or whose liabilities are guaranteed by a public sector entity.
– Banks: exposures to banks, securities firms, stock exchanges and those MDB that do not qualify for sovereign treatment.
– Corporates: exposures to corporations (except small businesses) and public sector entities with no right to raise taxes and whose liabilities are not guaranteed by a public entity. The Corporate asset class also includes specialized lending, in which the lender looks primarily to a single source of revenues to cover the repayment obligations and where only the financed asset serves as security for the exposure (e.g., income producing real estate or commodities finance).

Retail credit risk
– Residential mortgages: includes exposures secured by residential real estate collateral occupied or let by the borrower.
– Qualifying revolving retail: includes credit card receivables and overdrafts.
– Other retail: includes loans collateralized by securities and small business exposures.
Other credit risk
– Other exposures: includes exposures with insufficient information to treat under the A-IRB approach or to allocate under the Standardized approach into any other asset class.
Gross credit exposures by regulatory approach and risk-weighted assets

	A-IRB				Stan- dardized	Total	Risk- weighted assets

	PD/LGD			SRW

end of	Pre- substitution	[1]	Post- substitution

2011 (CHF million)

Sovereigns	115,834		113,659	–	7,783	121,442	4,968

Other institutions	5,554		5,567	–	538	6,105	1,623

Banks	59,349		65,090	17	1,219	66,326	20,064

Corporates	187,801		184,222	1,401	650	186,273	82,263

Total institutional credit exposures	368,538		368,538	1,418	10,190	380,146	108,918

Residential mortgage	92,820		92,820	–	–	92,820	11,193

Qualifying revolving retail	174		174	–	–	174	289

Other retail	53,993		53,993	–	8	54,001	9,315

Total retail credit exposures	146,987		146,987	–	8	146,995	20,797

Other exposures	–		–	–	15,515	15,515	8,054

Total gross credit exposures	515,525		515,525	1,418	25,713	542,656	137,769

2010 (CHF million)

Sovereigns	68,190		68,465	–	–	68,465	5,495

Other institutions	5,115		4,972	–	–	4,972	1,443

Banks	72,081		77,168	11	370	77,549	20,342

Corporates	194,878		189,659	1,949	–	191,608	87,987

Total institutional credit exposures	340,264		340,264	1,960	370	342,594	115,267

Residential mortgage	90,939		90,939	–	–	90,939	11,665

Qualifying revolving retail	192		192	–	–	192	319

Other retail	50,833		50,833	–	591	51,424	7,845

Total retail credit exposures	141,964		141,964	–	591	142,555	19,829

Other exposures	–		–	–	9,220	9,220	5,031

Total gross credit exposures	482,228		482,228	1,960	10,181	494,369	140,127

1 Gross credit exposures are shown pre- and post-substitution as, in certain circumstances, credit risk mitigation is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.

Gross credit exposures and risk-weighted assets

	2011			2010

	End of	Monthly average	Risk- weighted assets	End of	Monthly average	Risk- weighted assets

Gross credit exposures (CHF million)

Loans, deposits with banks and other assets [1]	370,027	321,075	77,948	302,088	305,385	71,565

Guarantees and commitments	59,990	66,652	23,465	72,074	76,781	27,881

Securities financing transactions	30,664	32,179	3,716	32,259	36,928	4,836

Derivatives	81,975	86,624	32,640	87,948	98,845	35,845

Total	542,656	506,530	137,769	494,369	517,939	140,127

1 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.

Geographic distribution of gross credit exposures

end of	Switzerland	EMEA	Americas	Asia Pacific	Total

2011 (CHF million)

Loans, deposits with banks and other assets [1]	168,961	103,947	73,285	23,834	370,027

Guarantees and commitments	13,319	17,962	27,030	1,679	59,990

Securities financing transactions	3,553	8,747	17,491	873	30,664

Derivatives	7,928	43,543	22,516	7,988	81,975

Total	193,761	174,199	140,322	34,374	542,656

2010 (CHF million)

Loans, deposits with banks and other assets [1]	135,613	69,013	78,129	19,333	302,088

Guarantees and commitments	13,753	23,482	32,508	2,331	72,074

Securities financing transactions	5,199	8,769	17,088	1,203	32,259

Derivatives	6,626	45,935	26,692	8,695	87,948

Total	161,191	147,199	154,417	31,562	494,369

The geographic distribution is based on the country of incorporation or the nationality of the counterparty, shown pre-substitution.
1 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.

Industry distribution of gross credit exposures

end of	Financial institutions	Commercial	Consumer	Public authorities	Total

2011 (CHF million)

Loans, deposits with banks and other assets [1]	16,659	131,130	109,522	112,716	370,027

Guarantees and commitments	3,292	51,141	3,582	1,975	59,990

Securities financing transactions	9,429	17,923	32	3,280	30,664

Derivatives	31,239	37,794	1,770	11,172	81,975

Total	60,619	237,988	114,906	129,143	542,656

2010 (CHF million)

Loans, deposits with banks and other assets [1]	18,714	121,004	103,847	58,523	302,088

Guarantees and commitments	1,920	65,931	1,864	2,359	72,074

Securities financing transactions	14,639	14,270	34	3,316	32,259

Derivatives	38,275	39,347	1,551	8,775	87,948

Total	73,548	240,552	107,296	72,973	494,369

Exposures are shown pre-substitution.
1 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.

Remaining contractual maturity of gross credit exposures

end of	within 1 year	[1]	within 1-5 years	Thereafter	Total

2011 (CHF million)

Loans, deposits with banks and other assets [2]	231,016		102,323	36,688	370,027

Guarantees and commitments	21,488		35,935	2,567	59,990

Securities financing transactions	30,598		57	9	30,664

Derivatives	29,837		49,475	2,663	81,975

Total	312,939		187,790	41,927	542,656

2010 (CHF million)

Loans, deposits with banks and other assets [2]	181,826		86,185	34,077	302,088

Guarantees and commitments	26,751		42,242	3,081	72,074

Securities financing transactions	32,254		0	5	32,259

Derivatives	34,733		51,799	1,416	87,948

Total	275,564		180,226	38,579	494,369

1 Includes positions without agreed residual contractual maturity. 2 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.

Portfolios subject to PD/LGD approach
Rating models
Rating models are based on statistical data and are subject to a thorough review before implementation. Credit rating models are developed by Risk Analytics & Reporting (RAR) or Credit Risk Management (CRM) and independently validated by Risk Model Validation prior to use within the Basel II regulatory capital calculation, and thereafter on a regular basis. To ensure that ratings are consistent and comparable across all businesses, we have used an internal rating scale which is benchmarked to an external rating agency using the historical PD associated with external ratings.

At the time of initial credit approval and review, relevant quantitative data (such as financial statements and financial projections) and qualitative factors relating to the counterparty are used by CRM in the models and result in the assignment of a credit rating or PD, which measures the counterparty’s risk of default over a one-year period.

New or materially changed rating models are submitted for approval to the Risk Processes and Standards Committee (RPSC) prior to implementation. RPSC reviews the continued use of existing models on an annual basis.

CRM is an independent function with responsibility for approving credit ratings and limits, monitoring and managing individual exposures and assessing and managing the quality of the segment and business area’s credit portfolios. RAR is an independent function with responsibility for risk analytics, reporting, systems implementation and policies. CRM and RAR report to the Chief Risk Officer.

Descriptions of the rating processes
For the purposes of internal ratings, we have developed a set of credit rating models tailored for different internal client segments in both Investment Banking and Private Banking (e.g., international corporates, financial institutions, asset finance, small and medium-sized entities, commodity traders, residential mortgages, etc.) and transaction types.

Counterparty and transaction rating process – Corporates (excluding corporates managed on the Swiss platform), banks and sovereigns (primarily in the Investment Banking division)
Internal ratings are based on the analysis and evaluation of both quantitative and qualitative factors. The specific factors analyzed are dependent on the type of counterparty. The analysis emphasizes a forward looking approach, concentrating on economic trends and financial fundamentals. Credit officers make use of peer analysis, industry comparisons, external ratings and research and the judgment of credit experts.

For structured and asset finance deals, the approach is more quantitative. The focus is on the performance of the underlying assets, which represent the collateral of the deal. The ultimate rating is dependent upon the expected performance of the underlying assets and the level of credit enhancement of the specific transaction. Additionally, a review of the originator and/or servicer is performed. External ratings and research (rating agency and/or fixed income and equity), where available, are incorporated into the rating justification, as is any available market information (e.g., bond spreads, equity performance).

Transaction ratings are based on the analysis and evaluation of both quantitative and qualitative factors. The specific factors analyzed include seniority, industry and collateral. The analysis emphasizes a forward looking approach.

Counterparty and transaction rating process – Corporates managed on the Swiss platform, mortgages and other retail (primarily in the Private Banking division)
For corporates managed on the Swiss platform and mortgage lending, the statistically derived rating models, which are based internally compiled data comprising both quantitative factors (primarily loan-to-value ratio and the borrower’s income level for mortgage lending and balance sheet information for corporates) and qualitative factors (e.g., credit histories from credit reporting bureaus). Collateral loans, which form the largest part of “other retail”, are treated according to Basel II rules with pool PD and pool LGD based on historical loss experience. Most of the collateral loans are loans collateralized by securities.

As a rule, the allocation of exposures to institutional or retail as outlined in the following tables is based on the rating models segment split, but also takes into account further explicit regulatory rules.

Relationship between PD bands and counterparty ratings

	PD bands (%)		[1]

	2011	2010

Counterparty ratings

AAA	0.000-0.022	0.000-0.022

AA	0.022-0.044	0.022-0.045

A	0.044-0.097	0.045-0.099

BBB	0.097-0.487	0.099-0.501

BB	0.487-2.478	0.501-2.528

B or lower	2.478-99.999	2.528-99.999

Default (net of specific provisions)	–	–

1 PD bands are subject to slight changes over time as a result of routine recalibrations of PD parameters, which are generally updated on an annual basis.

Institutional credit exposures by counterparty rating under PD/LGD approach

end of 2011	Total exposure (CHF m)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	[1]	Undrawn commit- ments (CHF m)

Sovereigns

AAA	65,664	9.35	1.71		4

AA	40,624	5.63	1.04		–

A	3,752	51.55	34.76		15

BBB	2,542	56.16	32.13		–

BB	829	20.64	44.11		–

B or lower	247	46.08	241.96		–

Default (net of specific provisions)	1	–	–		–

Total credit exposure	113,659	–	–		19

Exposure-weighted average CCF (%) [2]	99.81	–	–		–

Other institutions

AAA	–	–	–		–

AA	3,541	51.00	16.85		189

A	986	53.36	33.54		164

BBB	867	45.44	34.61		241

BB	88	34.64	70.37		8

B or lower	85	43.75	158.28		–

Default (net of specific provisions)	–	–	–		–

Total credit exposure	5,567	–	–		602

Exposure-weighted average CCF (%) [2]	81.01	–	–		–

Banks

AAA	–	–	–		1

AA	18,224	53.79	15.19		26

A	32,133	54.14	21.26		134

BBB	9,256	44.92	39.42		7

BB	3,933	52.21	97.02		39

B or lower	1,281	27.65	99.10		11

Default (net of specific provisions)	263	–	–		–

Total credit exposure	65,090	–	–		218

Exposure-weighted average CCF (%) [2]	95.58	–	–		–

Corporates

AAA	–	–	–		–

AA	39,909	42.50	12.22		9,206

A	41,577	47.58	19.81		12,385

BBB	45,307	41.95	39.35		9,845

BB	43,593	37.41	69.84		5,576

B or lower	11,740	34.05	116.56		3,199

Default (net of specific provisions)	2,096	–	–		10

Total credit exposure	184,222	–	–		40,221

Exposure-weighted average CCF (%) [2]	78.67	–	–		–

Total institutional credit exposure	368,538	–	–		41,060

1 The exposure-weighted average risk weights in percentage terms is the multiplier applied to regulatory exposures to derive risk-weighted assets, and may exceed 100%. 2 Calculated before credit risk mitigation.

Institutional credit exposures by counterparty rating under PD/LGD approach (continued)

end of 2010	Total exposure (CHF m)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	[1]	Undrawn commit- ments (CHF m)

Sovereigns

AAA	55,195	10.41	1.91		5

AA	8,852	49.89	19.77		–

A	949	48.51	26.43		20

BBB	2,830	55.76	44.88		–

BB	323	44.64	108.09		–

B or lower	314	48.68	161.74		–

Default (net of specific provisions)	2	–	–		–

Total credit exposure	68,465	–	–		25

Exposure-weighted average CCF (%) [2]	99.87	–	–		–

Other institutions

AAA	–	–	–		–

AA	3,227	54.21	18.57		231

A	670	53.69	32.94		162

BBB	902	45.72	36.86		357

BB	110	46.48	91.78		8

B or lower	63	47.16	170.55		–

Default (net of specific provisions)	–	–	–		–

Total credit exposure	4,972	–	–		758

Exposure-weighted average CCF (%) [2]	81.72	–	–		–

Banks

AAA	–	–	–		–

AA	23,751	53.64	14.25		27

A	40,383	53.89	17.91		146

BBB	8,738	53.52	49.26		365

BB	3,320	51.20	87.75		14

B or lower	777	39.47	138.67		7

Default (net of specific provisions)	199	–	–		–

Total credit exposure	77,168	–	–		559

Exposure-weighted average CCF (%) [2]	96.28	–	–		–

Corporates

AAA	–	–	–		–

AA	38,866	44.66	13.65		12,223

A	50,136	50.37	23.80		15,028

BBB	44,773	41.46	38.92		11,115

BB	40,539	39.27	74.38		5,222

B or lower	13,543	32.83	116.03		3,282

Default (net of specific provisions)	1,802	–	–		56

Total credit exposure	189,659	–	–		46,926

Exposure-weighted average CCF (%) [2]	83.28	–	–		–

Total institutional credit exposure	340,264	–	–		48,268

1 The exposure-weighted average risk weights in percentage terms is the multiplier applied to regulatory exposures to derive risk-weighted assets, and may exceed 100%. 2 Calculated before credit risk mitigation.

Retail credit exposures by expected loss band under PD/LGD approach

end of 2011	Total exposure (CHF m)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	[1]	Undrawn commit- ments (CHF m)

Residential mortgages

0.00%-0.15%	82,228	16.56	7.94		1,155

0.15%-0.30%	6,122	24.89	26.66		206

0.30%-1.00%	3,913	28.96	47.58		235

1.00% and above	287	28.85	94.05		1

Defaulted (net of specific provisions)	270	–	–		3

Total credit exposure	92,820	–	–		1,600

Exposure-weighted average CCF (%) [2]	97.34	–	–		–

Qualifying revolving retail

0.00%-0.15%	–	–	–		–

0.15%-0.30%	–	–	–		–

0.30%-1.00%	–	–	–		–

1.00% and above	173	60.00	157.31		–

Defaulted (net of specific provisions)	1	–	–		–

Total credit exposure	174	–	–		–

Exposure-weighted average CCF (%) [2]	99.84	–	–		–

Other retail

0.00%-0.15%	47,765	47.66	14.35		467

0.15%-0.30%	1,095	50.29	31.33		99

0.30%-1.00%	2,589	43.14	33.53		145

1.00% and above	2,353	21.62	32.55		29

Defaulted (net of specific provisions)	191	–	–		3

Total credit exposure	53,993	–	–		743

Exposure-weighted average CCF (%) [2]	95.58	–	–		–

Total retail credit exposure	146,987	–	–		2,343

1 The exposure-weighted average risk weights in percentage terms is the multiplier applied to regulatory exposures to derive risk-weighted assets, and may exceed 100%. 2 Calculated before credit risk mitigation.

Retail credit exposures by expected loss band under PD/LGD approach (continued)

end of 2010	Total exposure (CHF m)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	[1]	Undrawn commit- ments (CHF m)

Residential mortgages

0.00%-0.15%	79,372	16.69	8.38		365

0.15%-0.30%	6,801	23.43	26.39		59

0.30%-1.00%	4,151	28.19	47.23		33

1.00% and above	312	28.29	94.06		–

Defaulted (net of specific provisions)	303	–	–		1

Total credit exposure	90,939	–	–		458

Exposure-weighted average CCF (%) [2]	99.23	–	–		–

Qualifying revolving retail

0.00%-0.15%	–	–	–		–

0.15%-0.30%	–	–	–		–

0.30%-1.00%	–	–	–		–

1.00% and above	191	60.00	157.31		–

Defaulted (net of specific provisions)	1	–	–		–

Total credit exposure	192	–	–		–

Exposure-weighted average CCF (%) [2]	99.65	–	–		–

Other retail

0.00%-0.15%	45,754	53.37	9.73		923

0.15%-0.30%	923	50.23	31.61		144

0.30%-1.00%	1,661	35.71	43.07		165

1.00% and above	2,239	42.38	61.12		21

Defaulted (net of specific provisions)	256	–	–		3

Total credit exposure	50,833	–	–		1,256

Exposure-weighted average CCF (%) [2]	95.24	–	–		–

Total retail credit exposure	141,964	–	–		1,714

1 The exposure-weighted average risk weights in percentage terms is the multiplier applied to regulatory exposures to derive risk-weighted assets, and may exceed 100%. 2 Calculated before credit risk mitigation.

Loss analysis – regulatory expected loss vs. cumulative actual loss
The following table shows the regulatory expected loss as of the beginning of the years compared with the cumulative actual loss incurred during the year ended December 31, 2011 and 2010, respectively, for those portfolios where credit risk is calculated using the IRB approach.

Analysis of expected loss vs. cumulative actual loss

	2011		2010

	Expected loss (beginning of year)	Cumulative actual loss	Expected loss (beginning of year)	Cumulative actual loss

Losses (CHF million)

Sovereigns	27	8	62	8

Banks	408	342	443	364

Other institutions	3	0	2	1

Corporates [1]	959	805	1,159	673

Residential mortgages	160	84	183	116

Other retail (including qualifying revolving retail)	289	313	329	320

Total losses	1,846	1,552	2,178	1,482

1 Excludes specialized lending portfolios that are not subject to the PD/LGD approach. Prior period balances have been restated in order to show comparable numbers.

Regulatory expected loss
Regulatory expected loss is a Basel II measure based on Pillar 1 metrics which is an input to the capital adequacy calculation. Regulatory expected loss can be seen as an expectation of average future loss as derived from our IRB models, and is not a prediction of future impairment. For non-defaulted assets, regulatory expected loss is calculated using PD and downturn LGD estimates. For the calculation of regulatory expected loss for defaulted accrual accounted assets, PD is 100% and LGD is based on an estimate of likely recovery levels for each asset.

Cumulative actual loss
Cumulative actual loss comprises two parts: the opening impairment balance and the net specific impairment losses for loans held at amortized cost and actual value charges providing an equivalent impairment measure for both fair value loans and counterparty exposures as if these were loans held at amortized cost (excluding any realized credit default swap gains). The actual value charges may not necessarily be the same as the fair value movements recorded through the consolidated statements of operations.

Cumulative actual loss can also include charges against assets that were originated during the year and were therefore outside of the scope of the regulatory expected loss calculated at the beginning of the year. Cumulative actual loss does not include the effects on the impairment balance of amounts written off during the year.

The average cumulative actual loss over the last two years is below the expected loss estimates reflecting a level of conservatism in the corporate and residential mortgage rating models. Other retail models were recalibrated upwards in 2011 resulting in a higher expected loss.

The following table presents the components of the cumulative actual loss.
Cumulative actual loss

	2011				2010

	Opening impairment balance	Specific impairment losses	Actual value charges	Total actual loss	Opening impairment balance	Specific impairment losses	Actual value charges	Total actual loss

CHF million

Sovereigns	8	0	0	8	8	0	0	8

Banks	339	3	0	342	364	0	0	364

Other institutions	0	0	0	0	1	0	0	1

Corporates [1]	407	73	325	805	557	(68)	184	673

Residential mortgages	82	2	0	84	107	9	0	116

Other retail	201	112	0	313	240	80	0	320

Total	1,037	190	325	1,552	1,277	21	184	1,482

1 Excludes specialized lending portfolios that are not subject to the PD/LGD approach. Prior period balances have been restated in order to show comparable numbers.

Credit Model Performance – estimated vs. actual
The following tables present the forecast and actual PD, LGD and EAD CCF for assets under the IRB approach. Estimated values of PD, LGD and CCF reflect probable long-run average values, allowing for possible good and bad outcomes in different years. Because they represent long-run averages, PD, LGD and CCF shown are not intended to predict outcomes in any particular year, and cannot be regarded as predictions of the corresponding actual reported results.

Analysis of expected credit model performance vs. actual results – Private Banking

	PD of total portfolio (%)		LGD of defaulted assets (%)

	Estimated	Actual	Estimated	Actual

Corporates	0.74	0.41	44	13

Residential mortgages	0.50	0.19	22	7

Other retail	0.35	0.47	51	41

CCF of defaulted assets only disclosed on a total Private Banking basis. Estimated CCF: 26%; actual CCF:21%.

Private Banking
Estimated PD, LGD and CCF for Private Banking are derived from a counterparty-weighted average from each model, and then mapped to the regulatory asset class directly or mapped using an exposure-weighted (model to asset class) average.

In the table above, the comparison between actual and estimated parameters for Private Banking is derived from the latest available internal portfolio reviews used within the model performance and validation framework and where possible, multi-year analysis is applied.

Actual PDs for Corporate and Residential mortgage asset classes are below the estimate as the through-the-cycle-model-calibration includes a margin of conservatism, whereas the PD results for Other Retail portfolios are higher than the estimate, leading to the requirement for a re-calibration of the model.

Actual LGDs results for Residential mortgage clients are materially below estimated LGD, reflecting a relatively cautious model calibration.
Analysis of expected credit model performance vs. actual results – Investment Banking

	PD of total portfolio (%)		LGD of defaulted assets (%)		CCF of defaulted assets (%)

	Estimated	Actual	Estimated	Actual	Estimated	Actual

Sovereigns	1.02	0.00	–	–	–	–

Banks	0.95	0.20	55	43	65	47

Corporates and other institutions	1.29	0.46	40	33	65	46

Investment Banking
Estimated and actual PD, LGD and CCF for Investment Banking are counterparty-weighted averages in the year of default, and then for the multi-year based disclosure, we use a simple average PD, whereas for the calculation of LGD and CCF a counterparty-weighted average across all years is used.

The table above shows that realized LGD, CCF levels and default rates are below model estimates. This is a reflection of conservatism within parameter settings, together with year-on-year variation in realized values of these parameters.

There were no sovereign defaults in the period under review.
Portfolios subject to the standardized and supervisory risk weights approaches
Standardized approach
Under the standardized approach, risk weights are determined either according to credit ratings provided by recognized external credit assessment institutions or, for unrated exposures, by using the applicable regulatory risk weights. Less than 10% of our credit risk is determined using this approach.

Supervisory risk weights approach
For specialized lending exposures, internal rating grades are mapped to one of five supervisory categories, associated with a specific risk weight under the SRW approach.
Equity IRB Simple approach
For equity type securities in the banking book, risk weights are determined using the IRB Simple approach, which differentiates by equity sub-asset types (qualifying private equity, listed equity and all other equity positions).

Standardized and supervisory risk weighted exposures after risk mitigation by risk weighting bands

end of	Standardized approach	[1]	SRW	Equity IRB Simple	Total

2011 (CHF million)

0%	13,857		1,087	0	14,944

1%-50%	4,704		19	0	4,723

51%-100%	7,152		249	0	7,401

101%-200%	0		58	2,733	2,791

201%-400%	0		5	1,757	1,762

Total	25,713		1,418	4,490	31,621

2010 (CHF million)

0%	3,332		1,158	0	4,490

1%-50%	2,565		316	0	2,881

51%-100%	4,284		354	0	4,638

101%-200%	0		45	3,264	3,309

201%-400%	0		87	1,701	1,788

Total	10,181		1,960	4,965	17,106

1 Movements primarily reflect the reclassification of treasury liquidity positions from trading book to banking book with calculation under standardized approach.

Credit risk mitigation used for A-IRB and standardized approaches
Credit risk mitigation processes used under the A-IRB and standardized approaches include on- and off-balance sheet netting and utilizing eligible collateral as defined under the IRB approach.
Netting
> Refer to “Derivative instruments” (pages 132 to 133) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management and to “Note 1 – Summary of significant accounting policies” (page 223) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for information on policies and procedures for on- and off-balance sheet netting.

Collateral valuation and management
The policies and processes for collateral valuation and management are driven by:
– a legal document framework that is bilaterally agreed with our clients; and
– a collateral management risk framework enforcing transparency through self-assessment and management reporting.
For collateralized portfolio by marketable securities, the valuation is performed daily. Exceptions are governed by the calculation frequency described in the legal documentation. The mark-to-market prices used for valuing collateral are a combination of firm and market prices sourced from trading platforms and service providers, where appropriate. The management of collateral is standardized and centralized to ensure complete coverage of traded products.

For the Private Banking mortgage lending portfolio, real estate property is valued at the time of credit approval and periodically afterwards, according to our internal directives and controls, depending on the type of loan (e.g., residential, commercial) and loan-to-value ratio.

Primary types of collateral
The primary types of collateral are described below.

Collateral securing foreign exchange transactions and over-the-counter (OTC) trading activities primarily includes:
– Cash and US Treasury instruments;
– G-10 government securities; and
– Gold or other precious metals.
Collateral securing loan transactions primarily includes:
– Financial collateral pledged against loans collateralized by securities of Private Banking clients (primarily cash and marketable securities);
– Real estate property for mortgages, mainly residential, but also multi-family buildings, offices and commercial properties; and
– Other types of lending collateral, such as accounts receivable, inventory, plant and equipment.
Concentrations within risk mitigation
Our Investment Banking division is an active participant in the credit derivatives market and trades with a variety of market participants, principally commercial banks and broker dealers. Credit derivatives are primarily used to mitigate investment grade counterparty exposures.

Concentrations in our Private Banking lending portfolio arise due to a significant volume of mortgages in Switzerland. The financial collateral used to secure loans collateralized by securities worldwide is generally diversified and the portfolio is regularly analyzed to identify any underlying concentrations, which may result in lower loan-to-value ratios.

> Refer to “Credit risk” (pages 123 to 133) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2011 for further information on risk mitigation.

Credit risk mitigation used for A-IRB and standardized approaches

end of	Eligible financial collateral	Other eligible IRB collateral	Eligible guarantees /credit derivatives

2011 (CHF million)

Sovereigns	570	0	2,617

Other institutions	116	136	462

Banks	3,724	0	1,439

Corporates	9,365	26,196	22,594

Residential mortgages	3,321	70,496	25

Other retail	45,434	1,007	74

Total	62,530	97,835	27,211

2010 (CHF million)

Sovereigns	99	0	1,066

Other institutions	92	91	230

Banks	1,922	0	1,412

Corporates	8,371	21,606	22,758

Residential mortgages	3,141	69,106	45

Other retail	40,736	1,126	154

Total	54,361	91,929	25,665

Excludes collateral used to adjust EAD (e.g. as applied under the internal models method).

Counterparty credit risk
Counterparty exposure
Counterparty credit risk arises from OTC derivatives, repurchase agreements, securities lending and borrowing and other similar products and activities. The subsequent credit risk exposures depend on the value of underlying market factors (e.g., interest rates and foreign exchange rates), which can be volatile and uncertain in nature.

We have received approval from FINMA to use the internal model method for measuring counterparty risk for the majority of our derivative and secured financing exposures.
Credit limits
All credit exposure is approved, either by approval of an individual transaction/facility (e.g., lending facilities), or under a system of credit limits (e.g., OTC derivatives). Credit exposure is monitored daily to ensure it does not exceed the approved credit limit. These credit limits are set either on a potential exposure basis or on a notional exposure basis. Secondary debt inventory positions are subject to separate limits that are set at the issuer level.

> Refer to “Credit risk” (pages 123 to 133) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2011 for further information on counterparty credit risk, including and transaction rating, credit approval process and provisioning.

Wrong-way exposures
Correlation risk arises when we enter into a financial transaction where market rates are correlated to the financial health of the counterparty. In a wrong-way trading situation, our exposure to the counterparty increases while the counterparty’s financial health and its ability to pay on the transaction diminishes.

Capturing wrong-way risk requires the establishment of basic assumptions regarding correlations for a given trading product. We have multiple processes that allow us to capture and estimate wrong-way risk.

Credit approval and reviews
A primary responsibility of CRM is to monitor counterparty exposure and the creditworthiness of a counterparty, both at the initiation of the relationship and on an ongoing basis. Part of the review and approval process is an analysis and discussion to understand the motivation of the client and to identify the directional nature of the trading in which the client is engaged. Credit limits are agreed in line with the Group’s risk appetite framework taking into account the strategy of the counterparty, the level of disclosure of financial information and the amount of risk mitigation that is present in the trading relationship (e.g., level of collateral).

Exposure adjusted risk calculation
Material trades that feature specific wrong-way risk have higher risk weighting built into the exposure calculation process compared to “right-way” trades.
– Purchased credit default swaps, equity puts and other derivatives – Specific wrong-way risk exists where the counterparty and the underlying reference asset belong to the same group. In these cases, exposure is calculated assuming counterparty default and applying the recovery value of the underlying reference asset.

– Equity finance – If there is a high relatedness between the counterparty and the underlying equity, exposure is calculated as full notional (i.e., zero equity recovery).
– Reverse repurchase agreements – Specific wrong-way risk exists where the underlying issuer and the counterparty are affiliated. In these cases, collateral used as an offset in the exposure calculation process is lowered to its recovery value.

Wrong-way risk monitoring
Wrong-way risk at both the individual trade and portfolio level is regularly reported to allow corrective action to be taken by CRM in the case of heightened concern.
– Country exposure reporting – Exposure is reported against country limits established for emerging market countries. As part of the exposure reporting process, wrong-way risk exposures are given a higher risk weighting versus non-correlated transactions.

– Counterparty exposure reporting – Transactions that contain specific wrong-way risk (e.g., repurchase agreements, equity finance) are risk-weighted as part of the daily exposure calculation process and utilize more of the credit limit.

– Correlated repurchase and foreign exchange reports – Monthly reports produced by CRM capture correlated finance and foreign exchange positions for information and review by credit officers.
– Scenario analysis – In order to capture wrong-way risk at the industry level, a set of defined scenarios are run on the credit portfolio each month. The scenarios are determined by CRM and involve stressing the underlying risk drivers to determine where portfolios are sensitive to these stressed parameters.

– Scenario reporting also covers client groups, particularly hedge funds, which are exposed to particular risk sensitivities and also may have collateral concentrations due to the direction and strategy of the fund.

Effect of a credit rating downgrade
On a daily basis, we monitor the level of incremental collateral that would be required by derivative counterparties in the event of a Credit Suisse ratings downgrade. Collateral triggers are maintained by our collateral management department and vary by counterparty.

> Refer to “Liquidity and funding management” (pages 94 to 95) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2011 for further information on the effect of a one, two or three notch downgrade as of December 31, 2011.

The impact of downgrades in the Bank’s long-term debt ratings are considered in the stress assumptions used to determine the conservative funding profile of our balance sheet and would not be material to our liquidity and funding needs.

> Refer to “Liquidity and funding management” (pages 90 to 95) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2011 for further information on liquidity and funding management.

Credit exposures on derivative instruments
We enter into derivative contracts in the normal course of business for market making, positioning and arbitrage purposes, as well as for our own risk management needs, including mitigation of interest rate, foreign currency and credit risk. Derivative exposure also includes economic hedges, where the Group enters into derivative contracts for its own risk management purposes but where the contracts do not qualify for hedge accounting under US GAAP. Derivative exposures are calculated according to regulatory methods, using either the current exposures method or approved internal models method. These regulatory methods take into account potential future movements and as a result generate risk exposures that are greater than the net replacement values disclosed for US GAAP.

As of the end of 2011, no credit derivatives were utilized that qualify for hedge accounting under US GAAP.
> Refer to “Credit risk” (pages 132 to 133) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management and “Note 30 – Derivatives and hedging activities” (pages 285 to 293) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for further information on derivative instruments.

Derivative exposure at default after netting

end of	2011	2010

Derivative exposure at default (CHF million)

Internal models method	49,255	51,719

Current exposure method	32,720	36,229

Total derivative exposure	81,975	87,948

Collateral used for risk mitigation

end of	2011	2010

Collateral used for risk mitigation for the internal models method (CHF million)

Financial collateral - cash / securities	44,623	32,367

Other eligible IRB collateral	668	591

Total collateral used for the internal models method	45,291	32,958

Collateral used for risk mitigation for the current exposure method (CHF million)

Financial collateral - cash / securities	5,193	4,323

Other eligible IRB collateral	43	7

Total collateral used for the current exposure method	5,236	4,330

Credit derivatives that create exposures to counterparty credit risk (notional value)

	2011		2010

end of	Protection bought	Protection sold	Protection bought	Protection sold

Credit derivatives that create exposures to counterparty credit risk (CHF billion)

Credit default swaps	1,024.4	985.9	1,003.3	961.6

Total return swaps	3.8	1.0	5.5	1.2

First-to-default swaps	0.3	0.0	0.3	0.0

Other credit derivatives	15.2	12.1	3.1	14.6

Total	1,043.7	999.0	1,012.2	977.4

Allowances and impaired loans
The following tables provide additional information on allowances and impaired loans by geographic distribution and changes in the allowances for impaired loans.
Geographic distribution of allowances and impaired loans

end of	Specific allowances	Inherent credit loss allowances	Total allowances	Loans with specific allowances	Loans with inherent credit loss allowances	Total impaired loans

2011 (CHF million)

Switzerland	529	199	728	1,253	154	1,407

EMEA	54	17	71	111	4	115

Americas	39	26	65	122	13	135

Asia Pacific	28	18	46	61	0	61

Total	650	260	910	1,547	171	1,718

2010 (CHF million)

Switzerland	563	199	762	1,118	182	1,300

EMEA	68	21	89	257	10	267

Americas	55	21	76	184	3	187

Asia Pacific	63	27	90	92	17	109

Total	749	268	1,017	1,651	212	1,863

The geographic distribution of impaired loans is based on the location of the office recording the transaction. This presentation does not reflect the way the Group is managed.

Changes in the allowances for impaired loans

	2011			2010

in	Specific allowances	Inherent credit loss allowances	Total	Specific allowances	Inherent credit loss allowances	Total

Changes in the allowances for impaired loans (CHF million)

Balance at beginning of period	749	268	1,017	984	411	1,395

Net additions/(releases) charged to income statement	147	(6)	141	23	(116)	(93)

Gross write-offs	(299)	0	(299)	(294)	0	(294)

Recoveries	41	0	41	63	0	63

Net write-offs	(258)	0	(258)	(231)	0	(231)

Provisions for interest	14	0	14	2	0	2

Foreign currency translation impact and other adjustments, net	(2)	(2)	(4)	(29)	(27)	(56)

Balance at end of period	650	260	910	749	268	1,017

> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” (pages 244 to 252) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for further information on allowances and impaired loans by industry distribution and the industry distribution of charges and write-offs.

5. Securitization risk in the banking book
The following disclosures, which also considers the “Industry good practice guidelines on Pillar 3 disclosure requirements for securitization”, refer to traditional and synthetic securitizations held in the banking book and regulatory capital on these exposures calculated according to the Basel II IRB approach to securitization exposures. As of January 1, 2011, Basel II.5 amended and expanded the disclosure requirements on banking book securitization exposures but did not require retrospective application.

> Refer to Note “32 – Transfers of financial assets and variable interest entities” (pages 299 to 310) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for further information on securitization, the various roles, the use of SPEs, the involvement of the Group in consolidated and non-consolidated SPEs and the accounting policies for securitization activities.

> Refer to “Securitization risk in the banking book” in section 2 – Capital – Description of regulatory approaches for further information.
A traditional securitization is a structure where an underlying pool of assets is sold to a special purpose entity (SPE) which in return issues tranched securities that are collateralized by, and which pay a return based on the return on, the underlying asset pool. A synthetic securitization is a tranched structure where the credit risk of an underlying pool of exposures is transferred, in whole or in part, through the use of credit derivatives or guarantees that serve to hedge the credit risk of the portfolio. Many synthetic securitizations are not accounted for as securitizations under US GAAP. In both traditional and synthetic securitizations, risk is dependent on the seniority of the retained interest and the performance of the underlying asset pool.

The Group has both securitization and re-securitization transactions in the banking book referencing different types of underlying assets including real estate loans (commercial and residential), commercial loans and credit card loans. The key risks retained are related to the performance of the underlying assets. These risks are summarized in the securitization pool level attributes: PDs of underlying loans (default rate), severity of loss (LGD) and prepayment speeds. The transactions may also be exposed to general market risk, credit spread and counterparty credit risk.

The Group classifies securities within the transactions by the nature of the collateral (prime, sub-prime, Alt-A, commercial, etc.) and the seniority each security has in the capital structure (i.e. seniors, mezzanine, subordinate etc.), which in turn will be reflected in the transaction rating. The Group’s internal risk methodology is designed such that risk charges are based on the place the particular security holds in the capital structure, the less senior the bond the higher the risk charges.

For re-securitization risk, the Group’s risk management models take a 'look through' approach where the behavior of the underlying securities or constituent counterparties are modeled based on their own particular collateral positions. These are then transmitted to the re-securitized position. No additional risk factors are considered within the re-securitization portfolios in addition to those identified and measured within securitization risk.

The Group is active in various roles in connection with securitization, including originator, investor and sponsor. As originator, the Group creates or purchases financial assets (e.g., residential mortgages or corporate loans) and then securitizes them in a traditional or synthetic transaction that achieves significant risk transfer to third party investors. The Group acts as liquidity provider to Alpine Securitization Corp. (Alpine), a multi-seller commercial paper conduit administered by Credit Suisse.

In addition, the Group invests in securitization-related products created by third parties and provides interest rate and currency swaps to SPEs involved in securitization activity.
Retained banking book exposures for mortgage, ABS and CDO transactions are risk managed on the same basis as similar trading book transactions. Other transactions will be managed in line with their individual structural or parameter requirements. The Group has also put in place a set of key risk limits for the purpose of managing the Group's risk appetite framework in relation to securitizations and re-securitizations. Re-securitization transactions are put through the same risk management process as securitizations but with the focus on the risk of the underlying securities. The internal risk capital measurement is both consistent with securitization transactions and with similar structures in the trading book.

There are no instances where we have applied credit risk mitigation approaches where the underlying exposures are banking book securitizations or re-securitizations.
In the normal course of business it is possible for the Group’s managed separate account portfolios and the Group’s controlled investment entities, such as mutual funds, fund of funds, private equity funds and other fund linked products to invest in the securities issued by other vehicles sponsored by the Group engaged in securitization and re-securitization activities. To address potential conflicts, standards governing investments in affiliated products and funds have been adopted.

Securitization exposures purchased or retained – banking book

	On-balance sheet		Off-balance sheet

end of 2011	Traditional	Synthetic	Traditional	Synthetic	Total

CHF million

Commercial mortgage loans	2,348	0	0	0	2,348

Residential mortgage loans	124	0	794	0	918

CDO	1,409	8,335	0	0	9,744

Other ABS	1,048	1	10,928	0	11,977

Total	4,929	8,336	11,722	0	24,987

of which subject to capital requirements					24,603

of which subject to deductions					384

Securitization exposures purchased or retained – banking book (continued)

	Traditional		Synthetic

end of 2010	Sponsor	Other role	Other role	Total

CHF million

Commercial mortgage loans	0	2,712	0	2,712

Residential mortgage loans	0	2,836	0	2,836

CDO	0	1,958	5,448	7,406

Other ABS	6,124	1,499	15	7,638

Total	6,124	9,005	5,463	20,592

of which subject to capital requirements				19,948

of which subject to deductions				644

Synthetic structures predominantly represent structures where the Group has mitigated its risk by selling the mezzanine tranche of a reference portfolio. Amounts disclosed, however, are the gross exposures securitized including retained senior notes.

The following table represents the total amounts of banking book loans securitized by the Group that fall within the Basel II Securitization Framework and where the Group continues to retain at least some interests. As of the end of December 31, 2011 and December 31, 2010, the Group's economic interests in these securitizations were CHF 21.0 billion and CHF 17.8 billion, respectively.

Exposures securitized by Credit Suisse Group in which the Group has retained interests – banking book

	Traditional		Synthetic

	Sponsor	Other role	Other role	Total

2011 (CHF million)

Commercial mortgage loans	0	4,632	0	4,632

Residential mortgage loans	0	1,178	0	1,178

CDO	0	2,075	12,001	14,076

Other ABS	10,580	1,105	0	11,685

Total	10,580	8,990	12,001	31,571

of which retained interests				21,029

Exposures securitized by Credit Suisse Group in which the Group has retained interests – banking book (continued)

	Traditional		Synthetic

	Sponsor	Other role	Other role	Total

2010 (CHF million)

Commercial mortgage loans	0	5,271	0	5,271

Residential mortgage loans	0	2,833	0	2,833

CDO	0	4,018	9,980	13,998

Other ABS	6,124	1,077	0	7,201

Total	6,124	13,199	9,980	29,303

of which retained interests				17,815

Losses related to securitizations recognized during the period – banking book

	Traditional		Synthetic

end of	Sponsor	Other role	Other role	Total

2011 (CHF million)

Commercial mortgage loans	0	74	0	74

CDO	0	0	35	35

Total	0	74	35	109

2010 (CHF million)

CDO	0	3	99	102

Total	0	3	99	102

Impaired or past due assets securitized – banking book

	2011			2010

	Other role			Other role

end of	Traditional	Synthetic	Total	Traditional	Synthetic	Total

CHF million

Residential mortgage loans	28	0	28	0	0	0

CDO	0	426	426	0	392	392

Other ABS	0	0	0	75	0	75

Total	28	426	454	75	392	467

Securitization and re-securitization exposures by regulatory capital approach – banking book

	Securitization exposure		Re-securitization exposure		Total

end of 2011	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets

CHF million

Ratings-based approach (RBA)	6,057	717	11,477	3,035	17,534	3,752

Supervisory formula approach (SFA)	4,180	659	2,889	1,403	7,069	2,062

Total	10,237	1,376	14,366	4,438	24,603	5,814

Securitization and re-securitization exposures by regulatory capital approach – banking book (continued)

	Total

end of 2010	EAD purchased/ retained	Risk- weighted assets

CHF million

Ratings-based approach (RBA)	15,116	2,245

Supervisory formula approach (SFA)	4,832	1,340

Total	19,948	3,585

Securitization and re-securitization exposures under RBA by rating grade – banking book

	Securitization exposure		Re-securitization exposure		Total

end of 2011	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets

CHF million

AAA	4,911	405	10,915	2,182	15,826	2,587

AA	466	41	276	53	742	94

A	597	109	58	32	655	141

BBB	59	48	135	217	194	265

BB	24	114	93	551	117	665

Total	6,057	717	11,477	3,035	17,534	3,752

Securitization and re-securitization exposures under RBA by rating grade – banking book (continued)

	Total

end of 2010	EAD purchased/ retained	Risk- weighted assets

CHF million

AAA	14,096	1,507

AA	442	47

A	210	37

BBB	212	143

BB	156	511

Total	15,116	2,245

Securitization and re-securitization exposures under SFA by risk weight band – banking book

	Securitization exposure		Re-securitization exposure		Total

end of 2011	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets

CHF million

0%-10%	3,573	250	0	0	3,573	250

11%-50%	485	138	2,338	731	2,823	869

51%-100%	0	0	0	0	0	0

101%-650%	119	228	369	672	488	900

651%-1250%	3	43	182	0	185	43

Total	4,180	659	2,889	1,403	7,069	2,062

Securitization and re-securitization exposures under SFA by risk weight band – banking book (continued)

	Total

end of 2010	EAD purchased/ retained	Risk- weighted assets

CHF million

0%-10%	2,157	137

11%-50%	1,231	138

51%-100%	40	31

101%-650%	1,404	1,034

651%-1250%	0	0

Total	4,832	1,340

Deductions from eligible capital related to securitization and re-securitization exposures – banking book

	2011			2010

end of	Credit enhancing interest only strips	Other exposures	Total	Credit enhancing interest only strips	Other exposures	Total

CHF million

Residential mortgage loans	0	0	0	0	4	4

CDO	0	99	99	0	209	209

Other ABS	0	285	285	0	431	431

Total	0	384	384	0	644	644

Securitization activity – banking book

	2011		2010

in	Amount of loans securitized	Recognized gain/(loss) on sale	Amount of loans securitized	Recognized gain/(loss) on sale

CHF million

Commercial mortgage loans - traditional	0	0	2,395	0

Residential mortgage loans - traditional	385	0	0	0

CDO - synthetic	4,639	0	0	0

Total	5,024	0	2,395	0

The Group intends to securitize CHF 14.1 billion of counterparty exposures (to be categorized as CDO) in connection with its 2011 Partner Asset Facility in 1Q12. There is no difference in the valuation of positions intended to be securitized.

6. Market risk
Market risk is managed under the IMA approach and under the approved securitization methodologies.
> Refer to “Market risk” (pages 117 to 123) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2011 for further information on market risk, including information on risk measurement and VaR.

> Refer to “Market risk” in section 2 – Capital – Description of regulatory approaches for further information on the incremental risk capital charge, stressed VaR and securitization risk in the trading book.

The following table shows risk-weighted assets for all market risk measures including the standardized approach.
Risk-weighted assets for market risk

end of	2011	2010

Risk-weighted assets for market risk (CHF million)

Total internal models approach	35,271	17,647

of which incremental risk capital charge	13,391	–

of which stressed VaR	15,053	–

of which regulatory VaR	6,827	17,647

Total standardized measurement method	4,188	–

of which ratings-based approach	3,636	–

of which standardized approach	380	–

of which supervisory formula approach	172	–

Total standardized	1,150	1,277

Total risk-weighted assets for market risk	40,609	18,924

Regulatory VaR, stressed VaR and incremental risk capital charge

in / end of	Regulatory VaR	[1]	Stressed VaR	[1]	IRC	[2]

2011 (CHF million)

Average	54		120		798

Minimum	37		82		363

Maximum	80		175		1,254

End of period	65		174		792

1 For regulatory and stressed VaR, one-day VaR based on a 99% confidence level is presented, which is a ten-day VaR adjusted to a one-day holding period. 2 Based on daily calculations.

Securitization risk in the trading book
The following disclosures on trading book securitization exposures were adopted prospectively as of January 1, 2011 in connection with the implementation of Basel II.5.
> Refer to Note “32 – Transfers of financial assets and variable interest entities” (pages 299 to 310) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for further information on securitization, the various roles, the use of SPEs, the involvement of the Group in consolidated and non-consolidated SPEs, the accounting policies for securitization activities and gains/losses relating to RMBS and CMBS securitization activity in 2011.

> Refer to “Market risk” in section 2 – Capital – Description of regulatory approaches for further information.
Roles in connection with trading book securitization
Within our mortgage business there are four key roles that we undertake within securitization markets: issuer, underwriter, market maker and financing counterparty and the Group is actively involved in all four activities. The Group holds one of the top trading franchises in market making in all major securitized product types and are a top issuer and underwriter in the re-securitization market in the US as well as being one of the top underwriters in ABS securitization in the US. In addition the Group also has a relatively small correlation trading portfolio, having recently decided to exit the correlation trading market.

Securitization and re-securitization activities
The Group’s key objective in relation to trading book securitization is to meet client's investment needs and making markets in securitized products. We are active in securitization and re-securitization activities (issuance and underwriting of new securities), trading of existing securitized products (market making in all major types of securitized products across various collateral types, including residential mortgage, commercial mortgage and corporate loans, and financing of clients' securitized product positions.

The Group purchases residential mortgages for the purpose of securitization and sells these mortgage loans to sponsored SPEs which in turn issue the various securities. The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.

Risks assumed and retained
Key risks retained are related to the performance of the underlying assets (real estate loans, commercial loans, credit card loans, etc.). These risks are summarized in the securitization pool level attributes: PD of underlying loans (default rate), the severity of loss and prepayment speeds. The Group maintains models for both government-guaranteed and private label products. These models project the above risk drivers based on market interest rates and volatility as well as macro-economic variables such as housing price index, projected GDP and inflation, unemployment etc.

In its role as a market maker, the Group actively trades in and out of positions. Both Front Office and Risk Management continuously monitor liquidity risk as reflected in trading spreads and trading volumes. To address liquidity concerns a specific set of aging limits are in place for the securitized positions we hold.

The Group classifies securities by the nature of the collateral (prime, sub-prime, Alt-A, commercial, etc.) and the seniority each security has in the capital structure (i.e. seniors, mezzanine, subordinate etc.), which in turn will be reflected in the transaction rating. Risk Management monitors portfolio composition by capital structure on a daily basis with subordinate exposure subject to a separate risk limit. In addition, the internal risk methodology is designed such that risk charges are based on the place the particular security holds in the capital structure, the less senior the bond the higher the risk charges.

For re-securitization risk, the Groups risk management models take a 'look through' approach where they model the behavior of the underlying securities based on their own collateral and then transmit that to the re-securitized position. No additional risk factors are considered within the re-securitization portfolios in addition to those identified and measured within securitization risk.

Within the credit business and with respect to both the wind-down correlation trading portfolio and the on-going transactions the key risks that need to be managed includes default risk, counterparty credit risk, correlation risk and cross effects between spread and correlation. The impacts of liquidity risk for securitization products is embedded within the firm’s historical simulation model through the incorporation of market data from stressed periods, and in the scenario framework through the calibration of price shocks to the same period.

Both correlation and first-to-default trades including any re-securitized transactions are valued using a correlation model which uses the market implied correlation and detailed market data such as constituent spread term structure and constituent recovery. The risks embedded in securitization and re-securitizations are similar and include spread risk, recovery risk, default risk and correlation risk. The risks for different seniority of tranches will be reflected in the tranche price sensitivities to each constituent in the pools. The complexity of the correlation portfolio’s risk lies in the level of convexity and cross risk inherent, for example, the risks to large spread moves and the risks to spread and correlation moving together. The risk limit framework is carefully designed to address the key risks for the correlation trading portfolio.

Monitoring of changes in credit and market risk of securitization exposures
The Group has in place a comprehensive risk management process whereby the front office and Risk Management work together to monitor positions and position changes, portfolio structure and trading activity and calculate a set of risk measures on a daily basis using risk sensitivities and loss modeling methodologies.

For the mortgage business the Group also uses monthly remittance reports (available from public sources) to get up to date information on collateral performance (delinquencies, defaults, pre-payment etc.).

The Group has recently implemented a Comprehensive Risk Measure model for its correlation and first-to-default trading positions which incorporates a number of risk factors including hazard rate, default, migration and recovery rates, and correlation measures. This is used for internal purposes only.

The Group has also put in place a set of limits for the purpose of managing the Group's risk appetite framework in relation to securitizations and re-securitizations. These limits will cover exposure measures, risk sensitivities, VaR and capital measures with the majority monitored on a daily basis. In addition within the Group’s risk management framework an extensive scenario analysis framework is in place whereby all underlying risk factors are stressed to determine portfolio sensitivity.

Re-securitized products in both the mortgage and credit businesses go through the same risk management process but looking through the structures with the focus on the risk of the underlying securities or constituent names.

Risk mitigation
In addition to the strict exposure limits noted above, the Group uses a number of different risk mitigation approaches to manage risk appetite for its securitization and re-securitization exposures. Where true counterparty credit risk exposure is identified for a particular transaction, there is a requirement for it to be approved through normal credit risk management processes with collateral taken as required. The Group uses various proxies including corporate single name and index hedges to mitigate the price and spread risks to which it is exposed. Hedging decisions are made by the trading desk based on current market conditions with any key hedging decision are made in consultation with Risk Management and requiring approval under the Group’s new Product Approval governance process. International investment banks are the main counterparties to the hedges that are used across these business areas.

In the normal course of business, we may hold tranches which have a monoline guarantee. No benefit from these guarantees is currently included in the calculation of regulatory capital. There are no further instances where we have applied credit risk mitigation approaches where the underlying exposures are securitizations or re-securitizations positions.

Affiliated entities
In the normal course of business it is possible for the Group’s managed separate account portfolios and the Group’s controlled investment entities, such as mutual funds, fund of funds, private equity funds and other fund linked products to invest in the securities issued by other vehicles sponsored by the Group engaged in securitization and re-securitization activities. To address potential conflicts, standards governing investments in affiliated products and funds have been adopted.

Securitization exposures purchased or retained – trading book

	On-balance sheet				Off-balance sheet

	Traditional		Synthetic		Synthetic

end of 2011	Long	Short	Long	Short	Long	Short

CHF million

Commercial mortgage loans	2,355	485	0	0	511	1,887

Residential mortgage loans	5,873	108	0	0	104	393

CDO	803	0	44	2	97	1,263

Nth-to-default	0	0	0	0	144	785

Other ABS	884	163	0	0	9	0

Total	9,915	756	44	2	865	4,328

Outstanding exposures securitized by the Group - trading book

	Traditional				Synthetic				Total

end of 2011	Sponsor	[1]	Originator	[1]	Sponsor	[1]	Originator	[1]

CHF million

Commercial mortgage loans	6,047		4,568		0		0		10,615

Residential mortgage loans	3,141		71,933		0		0		75,074

CDO	0		0		0		0		0

Other ABS	0		0		0		0		0

Total	9,188		76,501		0		0		85,689

Amounts disclosed from January 1, 2010 onwards following the publication of the Pillar 3 requirements in 2009.
1 Where the Group is both the sponsor and sole originator, amount will only be shown under originator. Originator is defined as the entity that transfers collateral into an SPE, including third party collateral transferred into the SPE via the entity's balance sheet.

Outstanding exposures securitized in which the Group has retained interests - trading book

	Exposures securitized		Total

end of 2011	Traditional	Synthetic

CHF million

Commercial mortgage loans	48,069	0	48,069

Residential mortgage loans	89,366	0	89,366

CDO	12,263	0	12,263

Other ABS	194	0	194

Total	149,892	0	149,892

of which subject to capital requirements (refer to table "Exposures under standardized measurement method - trading book")			8,454

of which subject to deductions (refer to table "Deductions from eligible capital related to securitization exposures - trading book")			2,370

Exposures under standardized measurement method – trading book

	Securitization exposure		Re-securitization exposure		Total

end of 2011	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets

CHF million

Ratings-based approach (RBA)
Commercial mortgage loans	2,306	1,628	108	71	2,414	1,699

Residential mortgage loans	4,387	670	310	178	4,697	848

CDO	181	352	232	410	413	762

Other ABS	745	323	6	4	751	327

Total RBA	7,619	2,973	656	663	8,275	3,636

Standardized approach
Nth-to-default	144	380	0	0	144	380

Total standardized approach	144	380	0	0	144	380

Supervisory formula approach (SFA)
CDO	35	172	0	0	35	172

Total SFA	35	172	0	0	35	172

Total	7,798	3,525	656	663	8,454	4,188

Securitization and re-securitization exposures under RBA by rating grade – trading book

	Securitization exposure		Re-securitization exposure		Total

end of 2011	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets

CHF million

AAA	5,551	404	233	54	5,784	458

AA	396	46	152	57	548	103

A	549	114	147	89	696	203

BBB	637	468	74	149	711	617

BB	486	1,941	50	314	536	2,255

Total	7,619	2,973	656	663	8,275	3,636

Nth-to-default exposures under standardized approach by risk weight band – trading book

	Securitization exposure

end of 2011	EAD purchased/ retained	Risk- weighted assets

CHF million

0%-100%	19	2

100%-200%	25	34

200%-300%	49	120

300%-400%	9	29

400%-500%	23	100

500%-600%	19	95

Total	144	380

Securitization exposures under SFA by risk weight band – trading book

	Securitization exposure

end of 2011	EAD purchased/ retained	Risk- weighted assets

CHF million

0%-10%	8	0

11%-50%	2	0

51%-100%	1	1

101%-650%	7	27

651%-1250%	17	144

Total	35	172

Deductions from eligible capital related to securitization exposures – trading book

	2011

end of	Credit enhancing interest only strips	Other exposures	Total

CHF million

Commercial mortgage loans	0	451	451

Residential mortgage loans	0	1,280	1,280

CDO	0	497	497

Other ABS	0	142	142

Total	0	2,370	2,370

Securitization activity – trading book

	Original amount of exposures securitized		Recognized gain/(loss) on sale

in 2011	Traditional	Synthetic	Traditional	Synthetic

CHF million

Commercial mortgage loans	7,812	0	6	0

Residential mortgage loans	36,272	0	65	0

Total	44,084	0	71	0

Other information
As of December 31, 2011 the Group intends to securitize the following positions: agency CMBS in value of USD 4.0 billion, agency RMBS in value of USD 3.0 billion and residential whole loans in value of USD 0.1 billion. There is no difference in the valuation of positions intended to be securitized. Effective December 31, 2011, we transferred CHF 0.9 billion of low-rated residential mortgage securitization positions from the trading book to the banking book. These positions were comprised of assets transferred to the extended 2008 Partner Asset Facility structure announced in 4Q11 and a newly launched fund invested in mortgage securitization positions. There is no difference in the valuation of positions intended to be securitized.

Valuation process
The Basel II capital adequacy framework and FINMA circular 2008/20 provide guidance for systems and controls, valuation methodologies and valuation adjustments and reserves to provide prudent and reliable valuation estimates.

Financial instruments in the trading book are carried at fair value. The fair value of the majority of these financial instruments is marked to market based on quoted prices in active markets or observable inputs. Additionally, the Group holds financial instruments which are marked to models where the determination of fair values requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument.

Control processes are applied to ensure that the reported fair values of the financial instruments, including those derived from pricing models, are appropriate and determined on a reasonable basis. These control processes include approval of new instruments, timely review of profit and loss, risk monitoring, price verification procedures and validation of models used to estimate the fair value. These functions are managed by senior management and personnel with relevant expertise, independent of the trading and investment functions.

In particular, the price verification function is performed by Product Control, independent from the trading and investment functions, reporting directly to the Chief Financial Officer, a member of the Executive Board.

The valuation process is governed by separate policies and procedures. To arrive at fair values, the following type of valuation adjustments are typically considered and regularly assessed for appropriateness: model, parameter, credit and exit-risk-related adjustments.

Management believes it complies with the relevant valuation guidance and that the estimates and assumptions used in valuation of financial instruments are prudent, reasonable and consistently applied.
> Refer to “Fair valuations” (pages 53 to 54) in II – Operating and financial review – Core Results, to “Fair value” (page 83) in II – Operating and financial review – Critical accounting estimates and to “Note 33 – Financial instruments” (pages 311 to 330) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for further information on fair value.

Hedge funds
In 2008, FINMA introduced a stress-test-based capital add-on for hedge fund positions for Swiss banks using the IMA for trading book market risk. The capital add-on is based on the outcome of a series of stress tests taking into account the degree of diversification in the portfolio. These positions are also included in our VaR model, and the overall FINMA capital charge is the sum of the stress test add-on and the VaR.

Risk-weighted assets for market risk under the standardized approach

end of	2011	2010

Risk-weighted assets for market risk under the standardized approach (CHF million)

Interest rate risk	471	321

Equity position risk	181	301

Foreign exchange risk	397	597

Precious metals risk	10	11

Commodity risk	91	47

Total	1,150	1,277

7. Operational risk
> Refer to “Operational risk” (page 134) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2011 for information on operational risk.
8. Equity securities in the banking book
Overview
The classification of our equity securities into trading book and banking book is made for regulatory reporting purposes. The banking book includes all items that are not classified in the trading book.

Most of our equity securities in the banking book are classified as investment securities whereas the remaining part is classified as trading assets.
For equity type securities in the banking book, risk weights are determined using the IRB Simple approach based on the equity sub-asset type.
The numbers below present the balance sheet value of banking book equity investments and the regulatory exposures to which capital is applied. The main differences are the scope of consolidation (deconsolidation of private equity investments for capital adequacy purposes as we do not have a significant economic interest) and regulatory approaches such as the net-long calculation and the look-through approach on certain equity securities.

Risk measurement and management
Our banking book equity portfolio includes positions in hedge funds, private equity and other instruments that may not be strongly correlated with general equity markets. Equity risk on banking book positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 10% decline in the equity markets of developed nations and a 20% decline in the equity markets of emerging market nations.

> Refer to “Market risk” (pages 117 to 123) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2011 for further information on risk measurement and management of our banking portfolios.

Valuation and accounting policies of equity holdings in the banking book
> Refer to “Note 1 – Summary of significant accounting policies” (pages 222 to 224) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for information on valuation and accounting policies of investment securities and trading assets.

Equity securities in the banking book

end of / in	2011	2010

Equity securities in the banking book (CHF million)

Balance sheet value of investments at fair value	11,484	15,891

Regulatory exposures [1]	4,490	4,965

Fair value of regulatory exposures	4,499	4,977

Realized gains/(losses) [2]	314	143

Cumulative unrealized gains/(losses) [2]	(825)	(965)

Cumulative unrealized gains/(losses) included in tier 1 capital [2]	(834)	(978)

1 Primarily privately held. 2 Gains/(losses) are reported gross of tax.

9. Interest rate risk in the banking book
Overview
We have systems and controls in place to manage interest rate risk in the banking book. Risk sensitivity figures are provided for the impact of a one basis point change in interest rates, which is one of the primary ways in which these risks are assessed for internal risk management purposes. In addition, we confirm that the economic impacts of an adverse parallel shift in interest rates of 200 basis points and a statistical 1 year, 99% confidence adverse change in yield curves are significantly below the threshold of 20% of eligible regulatory capital used by regulators to identify banks that potentially run excessive levels of non-trading interest rate risk. Given our low levels of interest rate risk in the banking book, we do not have any regulatory requirement to hold capital against this risk, nor do we expect that the regulators will apply such a requirement in the future.

Management strategy and process
The interest rate risk exposures in our non-trading portfolios arise from a number of sources, including funding maturity mismatches, money market activities, long-term debt issuance, liquidity holdings, equity investment strategy and exposures to credit spreads.

Most material non-trading interest rate risk arises from the financial intermediation activities of the Private Banking division, resulting in non-trading directional interest rate risk embedded in the balance sheet. Those risks are transferred from the originating businesses to Treasury. Treasury then manages the risk position centrally within approved limits using hedging instruments such as interest rate swaps.

While the risks associated with fixed maturity transactions are transferred to Treasury by individual back-to-back transactions, certain products such as variable rate mortgages or savings deposits cannot be transferred in this way as those products do not have direct market-linked interest rates or contractual maturities. The interest rate risk associated with these products, referred to as non-maturing products, is estimated using the methodology of replicating portfolios and transferred to Treasury on a pooled basis. Based on the past behavior of interest rates and volume changes, this methodology assigns the position balance associated with a non-maturing banking product to several time bands. The methodology is based, where possible, on the principle of finding a stable relationship between the changes of client rates of the non-maturing product and an underlying investment portfolio. Where this is not possible, the maturity of the product is assessed based on volume stability only. These schedules can then be used to evaluate the product's interest rate sensitivity. The structure and parameters of the replicating portfolios are reviewed periodically to ensure continued relevance of the portfolios in light of changing market conditions and client behavior. The methodology, maximum tenor and allocation of tranches in the replicating portfolios are ratified by the RPSC.

Interest rate risk also arises from the foreign exchange and interest rate positioning strategy with respect to our equity balance. The respective allocation strategy is defined by the Capital Allocation & Risk Management Committee and implemented by Treasury.

While the majority of our non-trading interest rate risk resides with Treasury or arises in conjunction with the interest rate positioning of our equity balance, some branches, subsidiaries and businesses also take on non-trading interest rate risk, which is managed within approved limits.

Risk measurement
The risks associated with the non-trading interest rate-sensitive portfolios are measured, monitored and limited using a range of tools, including the following key measures:
– Interest rate sensitivity (DV01): Expresses the impact of a one basis point (0.01%) parallel shift in yield curves on a portfolio's fair value. DV01 represents a transparent and intuitive (non-statistical) indicator of outright directional interest rate risk.

– Value-at-risk (VaR): Statistical indicator of the potential fair value loss, taking into account the probability of interest rate movements and observed correlations across yield curve tenors and currencies. In addition, VaR takes into account yield curve risk, spread and basis risks, as well as foreign exchange and equity risk. VaR is based on a one-day holding period with a 98% confidence level for risk management and a ten-day holding period with a 99% confidence level for regulatory capital purposes. For risk management VaR and regulatory VaR, we disclose one-day 98% and one-day 99% VaR, respectively, where ten-day VaR is adjusted to a one-day holding period based on the specific confidence level.

– Economic capital: Similar to VaR, economic capital represents a statistical risk indicator, taking into account market risks and other sources of risk, including counterparty exposure. Economic capital is calibrated to a 1-year holding period with a 99% confidence level for risk management purposes.

– Economic value scenario analysis: Expresses the impact of a severe instantaneous change in interest rates on a portfolio's fair value. In particular, we assess compliance with regulatory requirements regarding appropriate levels of non-trading interest rate risk by estimating the economic impact of adverse 200 basis point parallel shifts in yield curves and adverse interest rate shifts calibrated to a 1-year holding period with a 99% confidence level and then relating those impacts to the total eligible regulatory capital. This analysis is performed for the Group and our major legal entities, including the Bank, on a monthly basis.

The measures listed above focus on the loss potential on a fair value basis taking into account the present value of all future cash flows associated with the current positions. Since non-trading books are not marked-to-market through earnings, the related accrual accounting impacts generally differ from the fair value impacts. In order to assess the risk profile in a manner consistent with the accounting basis, we periodically perform risk calculations of net interest income.

Risk profile
> Refer to “Market risk” (pages 122 to 123) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2011 for information on the impact of a one basis point parallel increase of the yield curves and an adverse 200 basis point move in yield curves on the fair value of interest rate-sensitive banking book positions.

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations and interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2012 and beyond;

– the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2011 – Appendix – Risk Factors.

CREDIT SUISSE

CREDIT SUISSE GROUP AG
Paradeplatz 8
8070 Zurich
Switzerland
Phone +41 44 212 16 16

www.credit-suisse.com